   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 19, 1998

                                                     REGISTRATION NO. 333-66175
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                                POST-EFFECTIVE
                                AMENDMENT NO. 1
                                      TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                               MONSANTO COMPANY
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     2800                    43-0420020
     (STATE OR OTHER           (PRIMARY STANDARD            (IRS EMPLOYER
     JURISDICTION OF              INDUSTRIAL           IDENTIFICATION NUMBER)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                           R. WILLIAM IDE III, ESQ.
                               MONSANTO COMPANY
                            800 N. LINDBERGH BLVD.
                              ST. LOUIS, MO 63167
                                (314) 694-1000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE OF
                        REGISTRANT'S PRINCIPAL OFFICES)

                                --------------

                                  COPIES TO:
    BARBARA L.         R. SCOTT FALK,       SAM D. CHAFETZ,LOUIS BEGLEY, ESQ.
  BLACKFORD, ESQ.           ESQ.                 ESQ.          DEBEVOISE &
 MONSANTO COMPANY     KIRKLAND & ELLIS      WARING COX, PLC     PLIMPTON
 800 N. LINDBERGH      200 E. RANDOLPH        50 N. FRONT   875 THIRD AVENUE
       BLVD.                DRIVE            STREET, #1300 NEW YORK, NY 10022
   ST. LOUIS, MO      CHICAGO, IL 60601    MEMPHIS, TN 38103
       63167

                                --------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement, but not earlier than the date of the meeting of the stockholders of Delta and Pine Land Company, a Delaware corporation ("Delta Pine"), referred to herein.

  If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                                --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

                                EXPLANATORY NOTE

  This Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 (Registration No. 33-66175) includes supplemental information which was mailed to the stockholders of Delta and Pine Land Company on or about November 19, 1998.

                          DELTA AND PINE LAND COMPANY

                           SUPPLEMENTAL INFORMATION
                        FOR PROXY STATEMENT/PROSPECTUS

                            DATED NOVEMBER 19, 1998

  Delta and Pine Land Company ("Delta Pine") wishes to supplement information contained in the proxy statement/prospectus dated October 26, 1998 (the "Proxy Statement/Prospectus") provided to its stockholders in connection with the Special Meeting to be held November 30, 1998, as follows (all capitalized terms not defined herein having the meanings set forth in the Proxy Statement/Prospectus):

A. RECENT DEVELOPMENTS

 1. Monsanto Financings

  The Proxy Statement/Prospectus also constitutes a prospectus for the shares of Monsanto Common Stock to be received by the Delta Pine stockholders upon consummation of the Merger. Therefore, the stockholders of Delta Pine are also urged to read carefully the information provided below.

  On November 11, 1998, Monsanto announced its intent to raise up to $1 billion through the public offering of newly issued shares of Monsanto Common Stock, roughly $500 million through the public offering of adjustable conversion-rate equity security units ("ACES"), and approximately $2.5 billion through the private placement of long-term, unsecured debt (the "Financings"). The net proceeds of these offerings will be used for financing or refinancing Monsanto's seed company acquisitions, including to refinance its outstanding commercial paper as it becomes due, and for working capital purposes. The seed company acquisitions include DEKALB Genetics Corporation, Plant Breeding International Cambridge Limited ("PBIC"), and certain of the international seed operations of Cargill Incorporated, as well as the Merger (collectively, the "Monsanto Transactions"). If Monsanto completes its anticipated $1 billion sale of Monsanto Common Stock, the issuance of the newly issued shares will have a dilutive effect on the relative ownership interests of Monsanto shareowners, including former Delta Pine stockholders after the consummation of the Merger. In addition, the ACES may be converted under certain circumstances into Monsanto Common Stock and thereby may have an additional dilutive effect on the relative ownership interests of Monsanto shareowners. You are urged to review the table below, which sets forth the pro forma effect of the seed company acquisitions and the application of the proceeds of the Financings.

  The following table sets forth as of September 30, 1998 (1) the historical capitalization of Monsanto; (2) the capitalization of Monsanto giving pro forma effect to the Monsanto Transactions; and (3) such pro forma amounts as adjusted to give effect to the Financings and the application of the estimated net proceeds from the Financings. The table should be read in conjunction with Monsanto's financial statements, the notes thereto and the other financial data and statistical information included or incorporated by reference in the Proxy Statement/Prospectus.

                                                AS OF SEPTEMBER 30, 1998
                                          -------------------------------------
                                                                   PRO FORMA
                                          ACTUAL(1) PRO FORMA(2) AS ADJUSTED(3)
                                          --------- ------------ --------------
                                                (IN MILLIONS OF DOLLARS,
                                                EXCEPT PER SHARE AMOUNTS)
   Short-term debt:
     Commercial paper....................  $ 1,754    $ 5,113       $ 1,113
     Other short-term debt...............      415        930           930
                                           -------    -------       -------
       Total short-term debt.............    2,169      6,043         2,043
   Long-term debt:
     Commercial paper(4).................    1,000      1,000         1,000
     Senior debt.........................    1,506      1,667         4,167(5)
     Subordinated debt...................                               500(6)
                                           -------    -------       -------
       Total long-term debt..............    2,506      2,667         5,667
   Shareowners' Equity:
     Common stock, par value $2.00 per
      share..............................    1,644      1,711         1,764
     Additional paid-in capital..........      518      1,721         2,638
     Reinvested earnings.................    5,272      4,538         4,538
     Other shareholders' equity..........     (248)      (248)         (248)
     Treasury Stock......................   (2,500)    (2,500)       (2,500)
                                           -------    -------       -------
       Total shareowners' equity.........    4,686      5,222         6,192
                                           -------    -------       -------
       Total Capitalization..............  $ 9,361    $13,932       $13,902
                                           =======    =======       =======

--------
(1) Reflects capitalization of Monsanto at September 30, 1998, which includes the acquisition of PBIC.
(2) Reflects pro forma adjustments giving effect to the Monsanto Transactions as of September 30, 1998.
(3) Reflects pro forma adjustments giving effect to the Financings and the application of the estimated net proceeds therefrom.
(4) These amounts have been classified as long-term as Monsanto has the ability and intent to renew these obligations beyond a one-year period.
(5) Reflects the issuance of $2.5 billion in aggregate principal amount of senior unsecured long-term debt, assuming completion of the private placement of debt securities.
(6) Reflects the issuance of $500 million of junior subordinated deferrable debt due 2003 relating to the sale of ACES.

 2. Delaware Litigation

  As stated in the Proxy Statement/Prospectus, after the Merger was announced on May 11, 1998, lawsuits were filed in the Delaware Chancery Court seeking to enjoin the Merger or, alternatively, seeking rescission and/or damages if the Merger is consummated. These separate lawsuits, each brought on behalf of a putative class of stockholders of Delta Pine, were later consolidated by the Delaware court into one action (the "Action"). After the Proxy Statement/Prospectus was disseminated to Delta Pine stockholders, plaintiffs in the Action filed an amended putative class action complaint and a motion seeking to schedule a hearing, prior to the Special Meeting, to enjoin the Merger based on asserted deficiencies in the Proxy Statement/Prospectus. Plaintiffs in the Action allege that the Delta Pine directors violated their fiduciary duties of loyalty, good faith, disclosure and care in pursuing the Merger, aided and abetted by Monsanto.

  Although the plaintiffs in the Action sought to schedule a hearing on their preliminary injunction application prior to the Special Meeting, Monsanto and Delta Pine advised the Delaware court that an immediate hearing was unnecessary because certain regulatory approvals of the Merger, which are required in order to close the Merger, had not yet been obtained and were not expected to be obtained prior to the Special Meeting.

  Shortly thereafter, the Delaware court advised the parties to the Action that a hearing had been scheduled for December 17, 1998 to consider plaintiffs' application to enjoin consummation of the Merger. On November 18, 1998, the parties to the Action reached an agreement in principle to settle the Action based on Delta Pine's agreement to provide Delta Pine stockholders the "Additional Information" set forth below. The provision by Delta Pine of this additional information is intended to settle all claims raised in the Action. Such settlement is subject to approval by the Delaware court. Persons holding Delta Pine Common Stock during the period May 8, 1998 to the closing date of the Merger will be provided with notice of the terms and conditions of the proposed settlement and an opportunity to object thereto.

B. ADDITIONAL INFORMATION

  1. As reflected in the Proxy Statement/Prospectus or other documents incorporated by reference therein (including on pages 4, 5 and 15 to 17 of Delta Pine's 1998 annual proxy statement), as of November 10, 1998, the directors and named executive officers of Delta Pine have the following options to purchase Delta Pine Common Stock:

                               NUMBER OF SECURITIES
                                    UNDERLYING           VALUE OF UNEXERCISED
                                UNEXERCISED OPTIONS     IN-THE-MONEY OPTIONS(1)
                             ------------------------- ----------------------------
                             EXERCISABLE UNEXERCISABLE EXERCISABLE    UNEXERCISABLE
                             ----------- ------------- -----------    -------------
   Roger D. Malkin(2)......    21,132       148,444    $  429,609(3)   $3,559,619(3)
   F. Murray Robinson......    19,377       100,800    $  221,653      $1,907,857
   Tom O. Luehder..........    14,222        46,000    $  348,284      $  521,903
   Charles R. Dismuke, Jr..    63,289        32,711    $1,603,229      $  645,870
   Steve M. Hawkins........    37,333       146,000    $  493,731(3)   $1,019,765(3)
   Nam-Hai Chua............    44,444        20,444    $1,252,835(3)   $  397,161(3)
   Stanley P. Roth.........    44,444        20,444    $1,252,835(3)   $  397,161(3)
   Jon E.M. Jacoby.........    44,444        20,444    $1,252,835(3)   $  397,161(3)
   Rudi E. Scheidt(2)......    44,444        20,444    $1,252,835(3)   $  397,161(3)
   Joseph M. Murphy........       --         20,443           -- (3)   $  397,122(3)

--------
(1) Based on $39.1875 per share, the November 10, 1998 closing price per share on the New York Stock Exchange of the Monsanto Common Stock, adjusted for the 0.8625 Exchange Ratio.
(2) According to the terms of Messrs. Malkin's and Scheidt's options, all of their options would be fully exercisable upon their retirement because each is over 65 years of age.
(3) Computation excludes 2,666 shares for each of Messrs. Malkin, Chua, Roth, Jacoby, Scheidt and Murphy and 50,000 shares for Mr. Hawkins that are "out-of-the-money."

All of the unexercisable options reflected in the foregoing table would become exercisable at the Effective Time pursuant to Delta Pine's 1993 Stock Option Plan and Delta Pine's 1995 Long-Term Incentive Plan.

  2. Between May 8, 1998, when Merrill Lynch, Pierce, Fenner & Smith Incorporated, Delta Pine's financial advisor, delivered its first written opinion to the Delta Pine Board of Directors that the Merger Consideration to be received by the Delta Pine stockholders pursuant to the Merger Agreement was fair from a financial point of view to the holders of Delta Pine Common Stock other than Monsanto and its affiliates, and October 28, 1998, when Merrill Lynch delivered its restated opinion to the Delta Pine Board, there were several developments affecting Delta Pine's projected financial results and prospects for the various product lines and expansion efforts of Delta Pine that Merrill Lynch considered in rendering its restated opinion. These developments included Delta Pine's obtaining the results of its actual performance for its third quarter ended May 31, 1998 and its fourth quarter and fiscal year ended August 31, 1998, which revealed that Delta Pine's domestic planted acreage and domestic market share had decreased from the prior period, and Delta Pine reducing its estimate of the potential success of its international joint ventures and determining that its Technology Protection System will not be ready for commercial application in the timeframe previously anticipated.

  3. The financial advisory and financing services rendered by Merrill Lynch to Monsanto preceded the engagement of Merrill Lynch by Delta Pine to advise Delta Pine on the Merger. Past services to Monsanto have not constituted a material portion of the revenues or profits of Merrill Lynch.

  Shares of Delta Pine Common Stock represented by properly executed proxies received in time for the Special Meeting and which have not been revoked will be voted at such meeting in the manner specified by the holders thereof. Proxies that do not contain an instruction to vote for or against or to abstain from voting on the Merger proposal described in the proxy will be voted in favor of such matter. A stockholder may revoke a proxy at any time prior to its exercise by submitting a later dated proxy with respect to the same shares, by filing with the Secretary of Delta Pine a duly executed revocation, or by voting in person at the Special Meeting. Attendance at the Special Meeting will not in and of itself constitute a revocation of a proxy.

  THE DELTA PINE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE IN FAVOR OF THE MERGER AGREEMENT AT THE SPECIAL MEETING.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, Missouri, on November 18, 1998.

                                          MONSANTO COMPANY

                                             /s/ Robert B. Shapiro
                                          By: _________________________________
                                             Robert B. Shapiro
                                             Chairman and Chief Executive
                                              Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
                 *                   Chairman, Chief Executive     November 18, 1998
____________________________________  Officer and Director
         Robert B. Shapiro            (Principal Executive
                                      Officer)

                 *                   Senior Vice President         November 18, 1998
____________________________________  (Principal Financial
         Gary L. Crittenden           Officer)

                 *                   Vice President and            November 18, 1998
____________________________________  Controller (Principal
          Michael R. Hogan            Accounting Officer)

                 *                   Director                      November 18, 1998
____________________________________
         Robert M. Heyssel

                 *                   Director                      November 18, 1998
____________________________________
           Michael Kantor

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
                 *                   Director                      November 18, 1998
____________________________________
         Gwendolyn S. King

                 *                   Director                      November 18, 1998
____________________________________
            Philip Leder

                 *                   Director                      November 18, 1998
____________________________________
        Jacobus F. M. Peters

                 *                   Director                      November 18, 1998
____________________________________
            John S. Reed

                 *                   Director                      November 18, 1998
____________________________________
           John E. Robson

                 *                   Director                      November 18, 1998
____________________________________
       William D. Ruckelshaus


*By: /s/ Sonya M. Davis,
     Attorney-in-Fact pursuant
     to Powers of Attorney
     previously filed

             ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) The following exhibits are filed as part of this Registration Statement or incorporated by reference herein:

                2.1  Agreement and Plan of Merger, dated as of May 8, 1998, between Monsanto and Delta and Pine Land Company (Appendix A to Proxy Statement/Prospectus)
                3.1  Restated Certificate of Incorporation of Monsanto (incorporated by reference from Exhibit 3(i) to Monsanto's Quarterly Report on form 10-Q for the Quarter ended September 30, 1997 (the "Form 10-Q"))
                3.2  Bylaws of Monsanto (incorporated by reference from Exhibit 3(ii) to the
                     Form 10-Q)
                4.1  Rights Agreement, dated as of January 26, 1990 between Monsanto and First
                     Chicago Trust Company as successor to the First National Bank of Boston
                     (incorporated herein by reference to Monsanto's Form 8-A filed on January
                     31, 1990)
                5.1  Opinion of Kirkland & Ellis regarding legality*
                8.1  Opinion of Arnold & Porter regarding certain federal income tax consequences*
                8.2  Opinion of Debevoise & Plimpton regarding certain federal income tax consequences*
               23.1  Consent of Arthur Andersen LLP**
               23.2  Consent of Deloitte & Touche LLP**
               23.3  Consent of Kirkland & Ellis (included in Exhibit 5.1)*
               23.4  Consent of Arnold & Porter (included in Exhibit 8.1)*
               23.5  Consent of Debevoise & Plimpton (included in Exhibit 8.2)*
               99.1  Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (included as
                     Appendix B to Proxy Statement/Prospectus)*
               99.2  Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated*

  (b) No financial statement schedules are required to be filed herewith pursuant this Item.

  (c) The information required by this item can be found at Exhibit 99.1.
--------
  * Filed previously.
 ** Filed herewith.